ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
	November 28, 2007	414.297.4900 FAX
www.foley.com

Via EDGAR and FEDERAL EXPRESS		WRITER’S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL

CLIENT/MATTER NUMBER
042365-0111
Mr. Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Orion Energy Systems, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 16, 2007 File No. 333-145569
Dear Mr. Mancuso:
          On behalf of our client, Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 27, 2007 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
          Enclosed with the hard copies of this response letter please find a copy of Amendment No. 4 to the Company’s Registration Statement on Form S-1 which was filed today via EDGAR with the Commission. The copy is marked to show the changes made from Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on November 16, 2007.
Inside Front Cover
1.	We note that this disclosure was formerly included as your inside back cover. Please tell us why you believe it is appropriate to present this data before the context and significant assumptions provided on page 9.
          We respectfully advise the Staff that the Company has revised its disclosure within the artwork included as the inside front cover of the Prospectus to delete certain statistical data in response to this comment.
Products, page 62
2.	Please disclose your response to prior comment 4 that sales of your Compact Modular contributed over 85% of your revenue.
          We respectfully advise the Staff that the Company has revised its disclosure under “Business — Products and Services” on page 61 in response to this comment.

BOSTON	LOS ANGELES	SACRAMENTO	TALLAHASSEE
BRUSSELS	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO/DEL MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.
JACKSONVILLE	ORLANDO	SILICON VALLEY

Mr. Russell Mancuso
November 28, 2007

Base Salary, page 75
3.	Please replace vague disclosure like “higher than the 75th percentile” to disclose with specificity how the compensation amounts for each of the named executives compares to the benchmarked companies.
          We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Base Salary — As a Public Company” on page 75 in response to this comment.
Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation, page 76
4.	Please disclose with specificity how much above the median in the comparable companies’ analysis your 2008 target bonus is for Messrs. Verfuerth, Waibel, and Scribante.
          We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation — As a Public Company” on page 77 in response to this comment.
5.	Please disclose with specificity the “broad mix of factors” that will be the basis for the 2008 bonus payments.
          We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation — As a Public Company” on pages 77 and 78 in response to this comment.
6.	We note your disclosure on page 79. Please provide specific information regarding the qualitative and quantitative bases for the $100,000 cash bonus you awarded to Mr. Waibel and the $500,000 cash bonus you awarded to Mr. Verfuerth.
          We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation — As a Public Company” on page 78 in response to this comment.
7.	Please expand your discussion of the stock price performance cash bonus you awarded to Mr. Verfuerth. Please explain how you determined the appropriate stock price thresholds and bonus payment amounts, including the $1.5 million bonus cap.
          We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation — As a Public Company” on page 78 in response to this comment.

Mr. Russell Mancuso
November 28, 2007

Executive Officer Stock Ownership Guidelines, page 84
8.	Please expand the disclosure provided in response to prior comment 8 to disclose the “relevant multiples typically utilized” by the companies in the survey.
          We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Other Policies — Executive Officer Stock Ownership Guidelines” on page 84 in response to this comment.
New Employment Agreements, page 90
9.	We note your response to prior comment 10. Please specify what you mean by “consistent with general public company practices.”
          We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Payments Upon Termination or Change in Control — New Employment Agreements” on page 91 in response to this comment.
Principal and Selling Shareholders, page 97
10.	Please revise the number of shares to be sold by Neal Verfuerth and Patricia Verfuerth to reflect all beneficially owned shares to be sold by these individuals.
          We respectfully advise the Staff that the Company has revised its disclosure under “Principal and Selling Shareholders” on page 98 in response to this comment.
11.	In light of the anticipated sale by Clean Technology Affiliates, please revise the number of shares to be sold by Diana Propper de Callejon and the number of shares beneficially owned by Ms. Callejon after the offering.
          We respectfully advise the Staff that the Company has revised its disclosure under “Principal and Selling Shareholders” on page 98 in response to this comment.
12.	We note your responses to prior comments 11 and 12 regarding aggregated disclosure. However, since you already have a footnote for each selling stockholder, it is unclear why the footnote could not be expanded to provide information responsive to the comments rather than providing the disclosure via a complex paragraph with a long, embedded list. Please revise for clarity.
          We respectfully advise the Staff that the Company has revised its disclosure under “Principal and Selling Shareholders” on pages 97 through 104 in response to this comment.
13.	Please identify the selling stockholders whom you have employed during the past three years. See Regulation S-K Item 507. For instance we note your disclosure on page 107 that you employ Josh and Zach Kurtz as national account representatives.

Mr. Russell Mancuso
November 28, 2007

          We respectfully advise the Staff that the Company has revised its disclosure under “Principal and Selling Shareholders” on pages 98 through 104 in response to this comment.
Exhibit 1.1
14.	Please file complete exhibits with all attachments. We note the exhibits missing from exhibit 1.1.
          We respectfully advise the Staff that the Company has filed Exhibit 1.1 with all exhibits thereto with the Registration Statement.
Exhibit 23.1
15.	We note the Consent of the Independent Registered Public Accounting Firm refers to Amendment No. 2 to the Registration Statement (Form S-1 No. 333-145569) and Prospectus and not the current amendment No. 3. Please request your auditors to provide a currently dated and signed consent for your latest amendment prior to requesting effectiveness.
          We respectfully advise the Staff that the Company has requested its auditors to provide a currently dated and signed consent, which consent has been filed as Exhibit 23.1 to the Registration Statement.
16.	We refer to the last sentence in the consent that reads: “We consent to the use of the aforementioned report contained in Amendment No. 2 to die Registration Statement and Prospectus and to die use of our name as it appears under the caption “Experts” (emphasis added). Please request your auditors to correct this language.
          We respectfully advise the Staff that the Company has requested its auditors to provide a currently dated and signed consent, which consent has been filed as Exhibit 23.1 to the Registration Statement. The updated consent includes corrected language.
Exhibit 23.3
17.	We note that WIPFLi’s consent does not include a consent to the references to the firm in Note A — Summary of Significant Accounting Policies, Stock Option Plans of the financial statements. Please request WIPFLi to provide a consent to those references. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.
          We respectfully advise the Staff that the Company has filed as Exhibit 23.3 a consent of WIPFLi that includes language in response to this comment.
*          *          *          *
          In addition to the revisions noted above, certain other changes have been made to the Registration Statement, all of which are noted in the hard copies of Amendment No. 4 to the

Mr. Russell Mancuso
November 28, 2007

Registration Statement. The Company believes all such changes are conforming or clarifying changes or changes of a nonsubstantive nature, except for the following:
•	The Company has updated certain share-related data from October 15, 2007 to October 31, 2007. These changes primarily impact the “Prospectus Summary — The Offering,” “Capitalization,” “Dilution,” “Principal and Selling Stockholders,” “Description of Capital Stock,” and “Shares Eligible for Future Sale” sections of the Registration Statement.

•	The Company has filed certain exhibits to the Registration Statement, including Exhibit 5.1 (Opinion of Foley & Lardner LLP) and Exhibit 10.16 (Form of Proposed Employment Agreement by and between Neal R. Verfuerth and the Company).
*          *          *          *
          In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter in the form described in the Comment Letter.
          If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Peter C. Underwood at (414) 297-5630.
Very truly yours,

/s/  Steven R. Barth

Steven R. Barth
Enclosures
cc (without enclosures):
Joseph McCann
Dennis Hult
Kaitlin Tillan
   Securities and Exchange Commission
Neal R. Verfuerth
Daniel J. Waibel
Eric von Estorff
   Orion Energy Systems, Inc.
Carl R. Kugler
Peter C. Underwood
   Foley & Lardner LLP
Kirk A. Davenport II
   Latham & Watkins LLP